UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

United Fire & Casualty Company

(Name of Issuer)

Common Stock $3.33 1/3 par value

(Title of Class of Securities)

910331107

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910331107

1.	Names of Reporting Persons. J. Scott McIntyre, Jr. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ Not Applicable (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,564,341 6. Shared Voting Power 55,090 7. Sole Dispositive Power 2,564,341 8. Shared Dispositive Power 55,090

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,619,431

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 26.08%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 910331107

1.	Names of Reporting Persons. J. Scott McIntyre, Jr. Revocable Trust dated December 8, 1992 I.R.S. Identification Nos. of above persons (entities only). ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ Not Applicable (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,110,824 6. Shared Voting Power 0 7. Sole Dispositive Power 1,110,824 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,110,824

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 11.06%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 910331107

1.	Names of Reporting Persons. Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 I.R.S. Identification Nos. of above persons (entities only). 20-6112195

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ Not Applicable (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 573,452 6. Shared Voting Power 0 7. Sole Dispositive Power 573,452 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 573,452

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.71%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 910331107

1.	Names of Reporting Persons. Trust under the will of John Scott McIntyre I.R.S. Identification Nos. of above persons (entities only). 42-6276985

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ Not applicable (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 533,245 6. Shared Voting Power 0 7. Sole Dispositive Power 555,245 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 533,245

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 5.31%

12.	Type of Reporting Person (See Instructions) OO

Item 1(a)	Name of Issuer:

United Fire & Casualty Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

118 Second Avenue SE

Cedar Rapids, Iowa 52401

Item 2(a)	Name of Person Filing:

The persons filing this Schedule 13G are:

(1)	J. Scott McIntyre, Jr.
(2)	J. Scott McIntyre Revocable Trust dated December 8, 1992
(3)	Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992
(4)	Trust under the will of John Scott McIntyre

*	Attached to this Schedule 13G as “Exhibit A” is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

2222 First Avenue NE, #1004

Cedar Rapids, Iowa 52402

Item 2(c)	Citizenship:

J. Scott McIntyre, Jr. is a citizen of the United States of America. The J. Scott McIntyre Revocable Trust dated December 8, 1992; the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992; and the Trust under the will of John Scott McIntyre were all formed under the laws of the State of Iowa.

Item 2(d)	Title of Class of Securities:

Common Stock $3.33 1/3 par value

Item 2(e)	CUSIP Number:

910331107

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned.

(1)     J. Scott McIntyre, Jr. is the beneficial owner of 2,619,431 shares of $3.33 1/3 par value common stock of the Company, consisting of (i) 320 shares held personally; (ii) 1,110,824 shares owned by the J. Scott McIntyre Revocable Trust dated December 8, 1992, for which Mr. McIntyre serves as sole trustee; (iii) 573,452 shares owned by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992, for which Mr. McIntyre serves as sole trustee; (iv) 533,245 shares owned by the Trust under the will of John Scott McIntyre, for which Mr. McIntyre serves as sole trustee; (v) 121,500 shares held by the Mildred R. McIntyre Irrevocable Trust dated April 27, 1989, for which Mr. McIntyre serves as sole trustee; (vi) 225,000 shares held by the Dee Ann McIntyre Trust, for which Mr. McIntyre serves as sole trustee; and (vii) 55,090 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mr. McIntyre serves as President, Secretary, Treasurer and one of four directors.

(2)     The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner of and thus is beneficial owner of 1,110,824 shares of $3.33 1/3 par value common stock of the Company.

(3)     The Mildred R. McIntyre Revocable Trust dated September 15, 1992 is the direct owner of and thus is beneficial owner of 573,452 shares of $3.33 1/3 par value common stock of the Company.

(4)     The Trust under the will of John Scott McIntyre (42-6276985) is the direct owner of and thus is beneficial owner of 533,245 shares of $3.33 1/3 par value common stock of the Company.

(b)	Percent of class

(1)     The 2,619,431 shares reported as beneficially owned by J. Scott McIntyre, Jr. represented 26.08% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2003.

(2)     The 1,110,824 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992 represented 11.06% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2003.

(3)     The 573,452 shares held by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 represented 5.71% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2003.

(4)     The 533,245 shares held by the Trust under the will of John Scott McIntyre (42-6276985) represented 5.31% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2003.

(c)	Number of shares to which the person has:

a. J. Scott McIntyre, Jr.

i.	Sole power to vote or to direct the vote:	2,564,341
ii.	Shared power to vote or to direct the vote:	55,090
iii.	Sole power to dispose or to direct the disposition of:	2,564,341
iv.	Shared power to dispose or to direct the disposition of:	55,090

b. The J. Scott McIntyre Revocable Trust dated December 8, 1992

i.	Sole power to vote or to direct the vote:	1,110,824
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	1,110,824
iv.	Shared power to dispose or to direct the disposition of:	0

c. The Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992

i.	Sole power to vote or to direct the vote:	573,452
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	573,452
iv.	Shared power to dispose or to direct the disposition of:	0

d. Trust under the will of John Scott McIntyre (42-6276985)

i.	Sole power to vote or to direct the vote:	533,245
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	533,245
iv.	Shared power to dispose or to direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of a Group

Not applicable.

Item 10	Certification

Not applicable

[THE REST OF THIS PAGE LEFT INTENTIONALLY BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2004	/s/ J. SCOTT MCINTYRE, JR.
Dated	J. Scott McIntyre, Jr.

February 6, 2004	J. Scott McIntyre Revocable Trust dated December 8, 1992
Dated

	By:	/s/ J. SCOTT MCINTYRE, JR.
J. Scott McIntyre, Jr., Trustee

February 6, 2004	Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992
Dated

	By:	/s/ J. SCOTT MCINTYRE, JR.
J. Scott McIntyre, Jr., Trustee

February 6, 2004	Trust under the will of John Scott McIntyre (42-6276985)
Dated

	By:	/s/ J. SCOTT MCINTYRE, JR.
J. Scott McIntyre, Jr., Trustee

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

J. Scott McIntyre, Jr., individually, and the J. Scott McIntyre Revocable Trust dated December 8, 1992 hereby agree and consent to the joint filing on their behalf of the foregoing amendment to Schedule 13G related to their beneficial ownership of the Common Stock of United Fire & Casualty Company.

February 6, 2004	/s/ J. SCOTT MCINTYRE, JR.
Dated	J. Scott McIntyre, Jr.

February 6, 2004	J. Scott McIntyre Revocable Trust dated December 8, 1992
Dated

	By:	/s/ J. SCOTT MCINTYRE, JR.
J. Scott McIntyre, Jr., Trustee

February 6, 2004	Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992
Dated

	By:	/s/ J. SCOTT MCINTYRE, JR.
J. Scott McIntyre, Jr., Trustee

February 6, 2004	Trust under the will of John Scott McIntyre (42-6276985)
Dated

	By:	/s/ J. SCOTT MCINTYRE, JR.
J. Scott McIntyre, Jr., Trustee

EXHIBIT B TO SCHEDULE 13G

J. SCOTT MCINTYRE, JR.

The Reporting Persons filing jointly on this Amendment No. 3 filed Amendment No. 2 to Schedule 13G on February 13, 2003.

Schedule A shows current ownership and transactions from December 31, 2002 to December 31, 2003, for the Reporting Persons and for three other entities, the McIntyre Foundation, the Mildred R. McIntyre Irrevocable Trust and the Dee Ann McIntyre Trust (herein, the “Other Entities”). Mr. McIntyre created the McIntyre Foundation as a charitable foundation in 1997; Mr. McIntyre is the President, Secretary and Treasurer of the Foundation and is one of four directors. Mildred R. McIntyre, Mr. McIntyre’s mother, created the Mildred R. McIntyre Irrevocable Trust; Mr. McIntyre is the sole trustee of that trust. Mr. McIntyre created the Dee Ann McIntyre Trust in 1995 for the benefit of his wife; Mr. McIntyre is the sole trustee of that trust. The group consisting of the Reporting Persons and the Other Entities is referred to collectively as the “Indicated Entities.” By virtue of his positions with the Foundation and as trustee of the Mildred R. McIntyre Irrevocable Trust and the Dee Ann McIntyre Trust, Mr. McIntyre is deemed to beneficially own the shares directly owned by the Foundation and the two trusts.

All transactions that involve one or more of the Indicated Entities are reported on Schedule A. Where transactions are among two of the Indicated Entities, appropriate corresponding entries reflect the transaction; such transactions are noted as “transfers.” Where transactions involve only one of the Indicated Entities there is no corresponding entry. Please note the following with respect to these transactions:

•	The transaction described as “gift received” was a gift received from the Mildred R. McIntyre Revocable Trust before Mr. McIntyre was appointed trustee;
•	The transaction described as “became trustee” indicates the appointment of Mr. McIntyre as trustee of two trusts formerly overseen by Mr. McIntyre’s mother;
•	The transaction described as “gift given” was an outright gift made by the donor; and
•	The transaction described as “option exercise” was the exercise of stock options awarded to Mr. McIntyre by the Issuer.

SCHEDULE A

Date	Description	J. Scott McIntyre Individually		J. Scott McIntyre Revocable Trust		Mildred R. McIntyre Revocable Trust		Trust under the will of John Scott McIntyre

		Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned

12/31/02	as reported		320		1,110,461		0		0
01/03/03	gift received			323	1,110,784
03/17/03	became trustee						573,452		533,245
05/09/03	service award	55	375
05/28/03	gift given			(3,960)	1,106,824
05/28/03	transfer	(55)	320
11/25/03	option exercise			4,000	1,110,824

Total			320		1,110,824		573,452		533,245

CONT.
Date	Description	Dee Ann McIntyre Trust		Mildred R. McIntyre Irrevocable Trust		McIntyre Foundation

		Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned

12/31/02	as reported		225,000		121,500		55,045
01/03/03	gift received
03/17/03	became trustee
05/09/03	service award
05/28/03	gift given
05/28/03	transfer						55
11/25/03	option exercise

Total			225,000		121,500		55,090